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                                                                      Exhibit 5

February 26, 1999

Board of Directors of The North Face, Inc.
THE NORTH FACE, INC.
407 Merrill Avenue
Carbondale, CO 81623

Gentlemen:

  This letter will confirm that Leonard Green & Partners, L.P. ("LGP") on behalf of Green Equity Investors III, L.P. ("GEI III"), will commit to provide TNF Acquisition LLC ("Acquisition Co.") up to $88 million of common stock equity financing or obtain financing commitments from other alternative financing sources sufficient to complete the "going private" recapitalization of The North Face, Inc. (the "Company") in partnership with James Fifield and the management team of the Company at a cash purchase price of $17.00 per share (the "Recapitalization").

  GEI III's investment will be provided prior to the closing of the Recapitalization and is subject to compliance with the Transaction Agreement, to be executed by the Company and Acquisition Co. and as may be later amended (the "Agreement"). LGP will cause Acquisition Co. to perform its obligations under the Agreement.

  You have received a copy of the letter agreement among Acquisition Co., TNF Investment LLC, and James G. Fifield concerning his equity participation in the recapitalized company and related matters. This letter confirms that, except as set forth in such letter agreement, there are no material agreements or understandings between Mr. Fifield and either Acquisition Co., LGP or GEI III (or affiliates of either) and (without limiting the foregoing) no other agreements, understandings, transactions or relationships required to be disclosed in any filings by the Company in connection with the Recapitalization and going private transactions ("Disclosable Matters"). LGP and its affiliates will not enter into any additional agreement, understanding or relationship or engage in any additional transaction constituting a Disclosable Matter without the Company's prior consent, which shall not be unreasonably withheld.

  LGP understands that you will be relying on its commitments in this letter if the Company enters into the Agreement.

  LGP is delighted to be part of a transaction that will bring substantial value to the public shareholders of The North Face, Inc.

                                          Very truly yours,

                                          LEONARD GREEN & PARTNERS, L.P.

                                          By: LGP Management, Inc.

                                               /s/ Jonathan D. Sokoloff
                                          By: _________________________________
                                                   Jonathan D. Sokoloff